UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Commission File Number 0-25311

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:           December 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _____________________
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full name of registrant: AMICAS, Inc.
Former name if applicable: Not applicable.
Address of principal executive office (Street and number): 20 Guest Street
City, state and zip code: Boston, MA 02135
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant has been unable to complete, prior to March 16, 2006, its integrated audit, particularly with respect to its audit of internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. As disclosed in its February 17, 2006 earnings release, the Registrant, under the direction of its audit committee, was then in the process of looking into a question relating to $300,000 of its service revenues in the first half of 2005. The delay in complying with the Section 404 requirements resulted principally from the time and effort spent by management and Registrant’s independent registered public accounting firm in addressing this process.
     In addition, as a result of the time and effort to comply with this process, the Registrant’s independent auditors require additional time to complete their audit and report on the financial statements for the fiscal year ended December 31, 2005. The audit committee process involving the question regarding $300,000 of its service revenues is now complete and did not result in any change to the financial statements.
     Due to the reasons described above, the Registrant could not have timely filed its Form 10-K for the fiscal year ended December 31, 2005 without unreasonable effort or expense. This Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification: Joseph D. Hill, Chief Financial Officer, (617) 779-7878

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒  Yes           ☐  No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes           ☒  No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMICAS, Inc.
(Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2006	By:	/s/ Joseph D. Hill
		Name:	Joseph D. Hill
		Title:	Chief Financial Officer